UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No __)*

GSE SYSTEMS, INC.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

36227K106
(CUSIP Number)

June 12, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 36227K106

1.	NAME OF REPORTING PERSON

	JACK SILVER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐
			(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		975,804
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		975,804
	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	975,804
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%
12.	TYPE OF REPORTING PERSON

	IN

CUSIP No. 36227K106

1.	NAME OF REPORTING PERSON

	SHERLEIGH ASSOCIATES INC. PROFIT SHARING PLAN
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
			(a) ☐
			(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES
	5.	SOLE VOTING POWER
NUMBER OF
SHARES		975,804
BENEFICIALLY	6.	SHARED VOTING POWER
OWNED BY
EACH		0
REPORTING	7.	SOLE DISPOSITIVE POWER
PERSON
WITH		975,804
	8.	SHARED DISPOSITIVE POWER

		0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	975,804
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.3%
12.	TYPE OF REPORTING PERSON

	EP

CUSIP No. 36227K106

Item 1.

(a)	Name of Issuer:

GSE Systems, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1332 Londontown Blvd.,

Suite 200

Sykesville, MD 21784

Item 2.

(a)	Name of Person Filing:

Jack Silver

Sherleigh Associates Inc. Profit Sharing Plan

(b)	Address of Principal Business Office or, if none, Residence:

80 Columbus Circle PH76A

New York, NY 10023

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, par value $0.01

(e)	CUSIP Number:

36227K106

Item 3. If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in section 3(a)(6) of the Act

(c)	☐	Insurance Company as defined in section 3(a)(19) of the Act

(d)	☐	Investment Company registered under section 8 of the Investment Company Act

CUSIP No. 36227K106

(e)	☐	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f)	☐	Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a) – (c)

As of date hereof, the reporting persons beneficially owned 975,804 shares of Common Stock of GSE Systems, Inc. representing 5.3% of the outstanding Common Stock based on 18,402, 131 shares of Common Stock outstanding as reported in the issuer’s Quarterly Report on Form 10-Q for the period ended March 31, 2012. Such shares of Common Stock beneficially owned by the reporting persons include 975,804 shares of Common Stock held by Sherleigh Associates Inc. Profit Sharing Plan, a trust of which Jack Silver is the trustee.

Mr. Silver has the sole voting and dispositive power with respect to all 975,804 shares of Common Stock beneficially owned by him.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 36227K106

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect, other than activities solely in connection with a nomination under Rule 14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 25, 2012
Date

/s/ Jack Silver
Signature

Jack Silver
Name/Title

Sherleigh Associates Inc. Profit Sharing Plan

By:	/s/ Jack Silver
Name:	Jack Silver
Title:	Trustee